FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 6, 2003

Commission file number 1-12579

OGE ENERGY CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 9. Regulation FD Disclosure

This Form 8-K is filed pursuant to Item 12. Results of Operations and Financial Condition to report additional financial data discussed in the Company's first quarter 2003 earnings conference call on April 30, 2003.

OGE Energy Corp. (the "Company") is the parent company of Oklahoma Gas and Electric Company ("OG&E"), a regulated electric utility with approximately 720,000 customers in Oklahoma and western Arkansas and Enogex Inc. and its subsidiaries ("Enogex"), a natural gas pipeline and energy marketing company with principal operations in Oklahoma, Arkansas and Texas.

On April 30, 2003, the Company issued a press release describing the Company's financial results for the quarter ended March 31, 2003. As described in the press release, the Company reported break-even results for the three months ended March 31, 2003 compared to a loss of $0.08 per share for the first quarter in 2002. The improvement compared to the year-earlier period was due to improved performance at Enogex and lower interest expenses at the holding company, partially offset by lower earnings at OG&E.

OG&E, a regulated electric utility, posted a loss of $0.04 per share, compared with a loss of $0.02 per share for the first three months of 2002. Enogex, a natural gas pipeline and energy marketing company, recorded earnings of $0.07 per share, compared with a loss of $0.02 per share in the year-ago period. The holding company posted a loss of $0.03 per share in the first quarter, compared to a loss of $0.04 per share a year earlier.

The information contained in this Item 9 (whether or not furnished pursuant to Item 12) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Discussion of First Quarter 2003

The Company reported break-even results for the three months ended March 31, 2003 as compared to a loss of approximately $6.2 million or $0.08 per share for the same period in 2002. The results of the holding company reflect a loss of $0.03 per share for the three months ended March 31, 2003 compared to a loss of $0.04 per share for the same period in 2002 primarily due to lower interest expenses. OG&E posted a loss of $0.04 per share for the three months ended March 31, 2003 compared to a loss of $0.02 per share for the same period in 2002. OG&E's decrease was primarily attributable to lower electric rates and higher operating and maintenance expenses partially offset by increased revenue from customer growth and colder weather. Enogex's operations, including discontinued operations, contributed $0.07 per share for the three months ended March 31, 2003 compared to a loss of $0.02 per share for the same period in 2002. Enogex's improvement was primarily attributable to better operating performance resulting from improved gross margins on revenues ("gross margin") in all of Enogex's businesses, gains from asset sales, lower net interest expense and lower operating and maintenance expenses. Enogex's results for the three months ended March 31, 2003 and 2002 include a contribution of $0.02 per share and $0.03 per share, respectively, from discontinued operations. Also, during the first quarter of 2003, the Company recorded a cumulative effect of a change in accounting principle of approximately a $9.6 million pre-tax loss ($5.9 million after tax) related to the accounting for certain energy contracts and natural gas in storage at the lower of cost or market rather than on a mark-to-market basis as a result of the rescission of Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities", as amended ("EITF 98-10").

OG&E

OG&E posted a loss of approximately $3.3 million or $0.04 per share for the three months ended March 31, 2003 compared to a loss of approximately $1.5 million or $0.02 per share for the same period in 2002. OG&E's decrease was primarily attributable to lower electric rates and higher operating and maintenance expenses partially offset by increased revenue from customer growth and colder weather.

Gross margin increased approximately $5.4 million or $0.03 per share for the three months ended March 31, 2003 as compared to the same period in 2002. Growth in OG&E's service territory increased the gross margin by approximately $5.2 million or $0.03 per share due to approximately a four percent increase in sales to OG&E's customers. Higher recoveries of fuel costs from Arkansas customers through that state's automatic fuel adjustment clause increased the gross margin by approximately $2.9 million or $0.01 per share. In Arkansas, recovery of fuel costs is subject to a bandwidth mechanism. If fuel costs are within the bandwidth range, recoveries are not adjusted on a monthly basis; rather they are reset annually on April 1. The gross margin increased approximately $1.5 million or $0.01 per share for the three months ended March 31, 2003 as compared to 2002 due to a loss of revenue in January 2002, associated with the interruption of service to our customers as a result of the January 2002 ice storm. The gross margin was also increased by approximately $1.0 million or $0.01 per share as a result of colder weather in 2003 in OG&E's service territory. Partially offsetting the increase in gross margin was a decrease of approximately $4.2 million or $0.02 per share due to lower electric rates resulting from OG&E's rate reduction, which went into effect on January 6, 2003. The loss of revenue associated with various riders decreased the gross margin by approximately $1.0 million or $0.01 per share.

Operating and maintenance expenses increased approximately $7.3 million or $0.04 per share for the three months ended March 31, 2003 as compared to the same period in 2002. This increase was primarily due to an increase of approximately $5.4 million or $0.03 per share due to expenditures incurred in 2002, which expenditures are being accounted for as a regulatory asset, associated with the January 2002 ice storm. These expenditures, incurred by field service personnel, would normally have been charged to maintenance expenses. Also contributing to the increase in operating and maintenance expenses was an increase of approximately $2.3 million or $0.01 per share in contract labor, primarily related to the overhaul of one of OG&E's turbines. Pension and benefit expenses increased approximately $2.0 million or $0.01 per share for the three months ended March 31, 2003 as compared to the same period in 2002 due to the general upward trend in these costs. These increases were partially offset by lower levels of bad debt expense of approximately $1.2 million or $0.01 per share and lower levels of overtime of approximately $1.1 million or $0.00 per share for the three months ended March 31, 2003 as compared to the same period in 2002.

Depreciation expense increased approximately $1.8 million for the three months ended March 31, 2003 as compared to the same period in 2002 due to the amortization of the regulatory asset associated with the January 2002 ice storm.

Enogex

Enogex's operations, including discontinued operations, contributed approximately $5.5 million or $0.07 per share for the three months ended March 31, 2003 compared to a loss of approximately $1.3 million or $0.02 per share for the same period in 2002. Enogex's improvement was primarily attributable to better operating performance resulting from improved gross margins in all of Enogex's businesses, gains from asset sales, lower net interest expense and lower operating and maintenance expenses.

Gross margins were approximately $63.1 million for the three months ended March 31, 2003 as compared to approximately $48.8 million during the same period in 2002, an increase of approximately $14.3 million.

Transportation and storage contributed approximately $27.7 million of Enogex's gross margin for the three months ended March 31, 2003 as compared to approximately $26.3 million during the same period in 2002, an increase of approximately $1.4 million. Gross margins benefited from increased demand fees of approximately $2.9 million during the three months ended March 31, 2003 as compared to the same period in 2002 due to higher demand fees related to the recently acquired Stuart Storage Facility and higher demand fees from Enogex's marketing and trading business. Also contributing to the improvement was increased interruptible transportation on the Ozark Gas Transmission System ("Ozark") of approximately $1.0 million due to higher volumes and prices during the three months ended March 31, 2003 as compared to the same period in 2002. These increases were partially offset by decreased firm transportation revenue of approximately $2.4 million during the three months ended March 31, 2003 as compared to the same period in 2002, primarily the result of contract revisions and expirations.

Gathering and processing contributed approximately $22.1 million of Enogex's gross margin for the three months ended March 31, 2003 as compared to approximately $17.3 million during the same period in 2002, an increase of approximately $4.8 million. The processing gross margin was approximately $9.4 million during the three months ended March 31, 2003 as compared to approximately $5.5 million during the same period in 2002, an increase of approximately $3.9 million. Gross margins benefited from treating fees of approximately $1.8 million during the three months ended March 31, 2003 as compared to the same period in 2002 and the true-up of a prior period accrual of approximately $1.8 million. Although processing volumes were down, the average realized prices increased. The average gross margin per gallon of natural gas liquids was $0.138 during the three months ended March 31, 2003 as compared to $0.071 during the same period in 2002. The gathering gross margin was approximately $12.7 million during the three months ended March 31, 2003 as compared to approximately $11.8 million during the same period in 2002, an increase of approximately $0.9 million. This increase was due to increased volumes of 18 percent primarily reflecting the impact of reduced volumes in 2002 as a result of the January 2002 ice storm.

Marketing and trading contributed approximately $13.3 million of Enogex's gross margin for the three months ended March 31, 2003 as compared to approximately $5.2 million during the same period in 2002, an increase of approximately $8.1 million. Gross margins included approximately $10.2 million from gains on the sale of natural gas in storage during the first quarter of 2003. These gains were largely offset by Enogex recording a cumulative effect of a change in accounting principle in the first quarter of 2003 of approximately a $9.0 million pre-tax loss related to the accounting for certain energy contracts and natural gas in storage at the lower of cost or market rather than on a mark-to-market basis as a result of the rescission of EITF 98-10. During the three months ended March 31, 2002, gross margins included approximately $0.3 million from gains on the sale of natural gas in storage. Therefore, absent the impact of the change in accounting principle, gross margins would have been approximately $4.3 million during the three months ended March 31, 2003 as compared to approximately $5.2 million during the same period in 2002. Offsetting the $0.9 million increase in gains from the sale of natural gas in storage was approximately a $1.2 million increase in demand fees paid to Enogex's transportation and storage business and approximately a $0.4 million decrease in the power sales gross margin.

Operating income was approximately $25.2 million during the three months ended March 31, 2003 as compared to approximately $8.8 million during the same period in 2002. Operating and maintenance expenses were approximately $22.4 million during the three months ended March 31, 2003 as compared to approximately $24.0 million during the same period in 2002. Net interest expense was approximately $9.8 million during the three months ended March 31, 2003 as compared to approximately $12.7 million during the same period in 2002. Earnings from discontinued operations were approximately $1.3 million during the three months ended March 31, 2003 as compared to approximately $2.1 million during the same period in 2002.

Also contributing to the liquidity of the Company have been numerous asset sales by Enogex. Since January 1, 2002, completed sales generated net proceeds of approximately $101.3 million. Sales proceeds generated to date have been used to reduce debt at Enogex and commercial paper at the holding company. In January 2003, the Company recognized approximately a $2.4 million or $0.03 per share after tax gain related to the sale of approximately 29 miles of transmission lines of the Ozark pipeline, which is recorded in other income in the Company's consolidated financial statements. In February 2003, the Company recognized approximately a $1.4 million or $0.02 per share after tax gain related to the sale of Enogex's interest in the NuStar Joint Venture, which is recorded in income from discontinued operations in the Company's consolidated financial statements.

Other Current Issues

In April 2003, OG&E filed with the Oklahoma Corporation Commission a new transportation and storage agreement with Enogex. This seven-year agreement provides for the historical gas transportation services at the same rates coupled with higher contracted transportation needs. The agreement also provides for the storage service previously provided to OG&E from the Stuart Storage Facility and replaces the separate interim agreement. The storage services were previously billed under an interim agreement until the ownership of the Stuart Storage Facility was secured.

In December 2001, Enogex made its filing at the Federal Energy Regulatory Commission ("FERC") under Section 311 of the Natural Gas Policy Act to establish rates and a treating fee and to address various other issues for the combined Enogex and Transok pipeline systems, effective January 1, 2002, the date that these systems began operating as a single Enogex pipeline system. A FERC order approving the settlement is expected during the second or third quarter of 2003.

2003 Outlook

The Company currently expects that earnings in 2003 will be between $1.35 and $1.45 per share, assuming, among other things, normal weather and continued customer growth in the electric utility service area and improved performance at Enogex. The Company anticipates a contribution of approximately $112 to $118 million from OG&E, approximately $16 to $18 million from Enogex and a loss of approximately $14 million at the holding company. Enogex's 2003 earnings expectations have been increased due to favorable changes in the transportation and storage business. These changes include additional fuel recoveries, anticipated results of a new transportation and storage agreement with OG&E discussed above and the favorable outcome of a customer bankruptcy case.

Forward-Looking Statements

Some of the matters discussed in this Form 8-K may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives; changes in accounting standards, rules and guidelines; creditworthiness of suppliers, customers and other contractual parties; actions by rating agencies; and other risk factors listed in the reports filed by the Company with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in his
capacity as Chief Accounting Officer)

May 6, 2003